Exhibit 99.2

China Customer Relations Centers, Inc. Makes Strategic Investment in

Automatic Speech Recognition Company

TAI'AN, China, November 15, 2016 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (the "Company"), a leading call center business process outsourcing ("BPO") service provider in China, today announced it has made strategic investment in Beijing Ling Ban Future Technology Co. Ltd. (“Ling Ban”), an emerging startup focusing on automatic speech recognition-related technology development and applications.

Pursuant to a Share Subscription Agreement, on November 12, 2016, the Company acquired a minority equity interest in Ling Ban for a cash consideration of RMB 18 million. Additionally, the Company and Ling Ban agreed to establish a new joint venture, Beijing Ling Ban Intelligent Online Services Co., Ltd. (“Ling Ban Online”), with the Company contributing an additional RMB 12 million in cash in exchange for a minority equity interest in Ling Ban Online.

"Ling Ban represents a unique opportunity for us to accelerate the development of the next generation of call center technologies,” said Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC. “By leveraging Ling Ban’s expertise in Chinese speech recognition, speech synthesis, interactive voice response and automatic speech analysis, we believe the strategic investment in Ling Ban as well as the new JV will benefit us financially and strategically by allowing us to lead our industry in the adoption of cutting-edge capabilities such as artificial intelligence/ robotics in our next generation call centers.”

About Beijing Ling Ban Future Technology Co., Ltd.

Established in February 2014 by a group of automatic speech recognition experts affiliated with the Computational Linguistics Lab of Peking University, Ling Ban is a Beijing-based high-tech enterprise focusing on the development and applications of interactive voice response and automatic speech recognition-related technologies. More information about Ling Ban can be found at www.lingban.cn.

About China Customer Relations Centers, Inc.

The Company is a business process outsourcing service provider focusing upon the complex, voice-based segment of customer care services, including:

●	customer relationship management;

●	technical support;

●	sales;

●	customer retention;

●	marketing surveys; and

●	research.

The Company's services are currently delivered from 11 call center locations in Shandong Province, Jiangsu Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Jiangxi Province and Chongqing City, with a capacity approximately of 9,984 seats. More information about the Company can be found at www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company's statements regarding (a) its ability to generate profits from its relationship with Ling Ban and (b) its ability to generate profits from the establishment of Ling Ban Online, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tina Xiao
Weitian Group LLC
Email: ir@ccrc.com
Phone: +1 917-609-0333